BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

August 17, 2017

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel

	Re:	2050 Motors, Inc. (“Registrant” and/or “Company”)
Preliminary Information Statement on Schedule 14C
Filed on July 26, 2017
File No. 1-13126

Gentlepersons:

Pursuant to my telephone conversation with Ms. Pamela A. Long yesterday relating to the use by the registrant of Schedule 14C, I have enclosed a copy of the shareholders voting, their share amounts and their relationship to the Registrant. In view of (a) the small number of voting shareholders, which is now eleven after breaking out Mr. Hu’s daughter’s share ownership, since she is over 18 and does not live at home, (b) the close relationship with the Registrant or its officers and/or founders of the voting shareholders and their sophistication and knowledge of the Registrant’s business and (c) the nature of the corporate action being taken, we respectively request that the Registrant be allowed to utilize the Schedule 14C format. This is a relatively small company and the savings in time and money by use of the Schedule 14C format is not unsubstantial to this Registrant.

We recognize that our number of shares and the percentage voting for the amendment as set forth in the enclosed Shareholder List is different from the Definitive Schedule 14C filed with the Commission on August 10, 2016. If we are allowed to use the 14C format, we will immediately file an Amended Definitive Schedule 14C correcting our miscalculations and, of course, revising the dates.

Thank you for your cooperation and courtesies in this matter and please do not hesitate to contact the undersigned should you have any further questions regarding the foregoing.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc
cc/ Mr. M. Hu, President

August 17, 2017

2050 MOTORS, INC.

SHAREHOLDERS LIST

Name	Relationship	Shares	Percent of outstanding shares

	Officer, Director & Founder	5,800,000	14.9%
Michael Hu

	Consultant and large investor	1,110,000	2.9%
Jose Fernando Alvardo

	Consultant and large investor	1,250,000	3.2%
Manual Augusto Echeandia

	Son of Founder and Consultant	1,400,000	3.6%
Jason L. Fowler

	Founder	1,380,000	3.5%
William L. Fowler

	VP North American Operations	2,108,333	5.4%
George S. Hedrick

	Consultant and large investor	1,150,000	2.9%
Pierre Jonathan Servan

	Daughter of Founder	1,000,000	2.5%
Vivian Hu

	Son-in-law of Founder and Consultant	1,400,000	3.6%
Jason and Shannon J. Krebs

	Director & Secretary	1,855,387	4.8%
Bernd Schaefers

	VP I/T Services	1,244,605	3.2%
Gerardo Gomez Gutierrez

Total:		19,698,325	50.5%